Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 2, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Announces Settlement With Sentry Investments

Vancouver, BC – Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (“Timmins Gold” or the “Company”) announced today that it has reached a settlement with its largest shareholder, Sentry Investments Inc. The settlement ends a contested proxy solicitation for the election of directors at Timmins Gold’s Annual General and Special Meeting of Shareholders scheduled for July 31, 2014.

As part of the settlement, Timmins Gold will nominate eight Board members instead of seven as previously announced. The nominees are George Brack, Bruce Bragagnolo, Bryan Coates, Stephen Lang, Luc Lessard, Paula Rogers and Jose Vizquerra Benavides, the seven Timmins Gold nominees previously announced, as well as Anthony Hawkshaw, who was previously a Sentry nominee. Sentry has agreed to vote its shares, representing 17% of the Company’s issued and outstanding shares, for the election of all eight Timmins Gold nominees.

“We are very pleased to have reached a constructive resolution to the dispute. Sentry’s actions accelerated our efforts at Board renewal and have resulted in a Board with deep industry expertise and greater independence,” said Paula Rogers, Chair of the Timmins Gold Special Committee of independent directors. “The eight Timmins Gold nominees intend to work closely together to create value for all shareholders.”

Said Kevin MacLean, Senior Vice-President and Senior Portfolio Manager at Sentry, “Timmins Gold has assembled an excellent group of experienced and independent mining industry professionals to guide the Company. I congratulate the Company and the Special Committee for its efforts, the high quality of its nominees and its willingness to take Sentry’s objectives and concerns into account."

Added Bruce Bragagnolo, Timmins Gold’s Chief Executive Officer “With this agreement we can move forward without the expense and distraction of a continuing proxy contest. We will continue to execute on and evaluate Timmins Gold’s business strategy, which has delivered superior performance and shareholder return.”

Timmins Gold expects to mail a supplement to its previously mailed Management Information Circular in due course, a copy of which will also be available on SEDAR at www.sedar.com and on the Company's website at www.timminsgold.com. The supplement to the Management Information Circular will include information required by applicable securities law on all eight Timmins Gold nominees.

Contacts:
Timmins Gold Corp.
Alex Tsakumis
Vice President, Corporate Development
604-682-4002
alex@timminsgold.com
www.timminsgold.com

For Media
Longview Communications Inc.
Alan Bayless
604-694-6035
abayless@longviewcomms.ca

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events, future operations, organic growth, mergers and acquisitions and the appointment of new directors.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.